UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 22, 2024

JUPITER GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of incorporation or organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010
(Address of principal executive office)

Marc Fogassa
Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

Telephone: (888) 412-0210

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, Address and E-mail of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F

☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant if submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Closing of Merger Transaction

As reported on November 6, 2024 by Jupiter Gold Corporation, a Republic of the Marshall Islands corporation (“Jupiter” or the “Company”) on a Current Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”), on October 31, 2024, Jupiter and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provided for, among other things, the merger of Apollo with and into Jupiter (the “Merger”), with Jupiter continuing its corporate existence as the surviving corporation (the “Surviving Corporation”). Capitalized terms not defined herein have shall have the meaning set forth in the Merger Agreement.

On November 19, 2024, following satisfaction and/or waiver of the closing conditions in the Merger Agreement, including (i) approval of the transactions contemplated under the Merger Agreement by the requisite vote of the shareholders of Jupiter and Apollo, respectively, (ii) Apollo delivering letters of transmittal to Jupiter completed and executed by Participating Securityholders holding at least 95% of the Outstanding Apollo Securities, which included a waiver of their appraisal or dissenters’ rights under the Marshall Islands Business Corporations Act (the “BCA”), and (iii) each of Jupiter and Apollo having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement on or prior to the Effective Time (as defined below), the Merger and the other transactions contemplated by the Merger Agreement were consummated and Apollo merged with and into Jupiter. The Surviving Corporation is continuing its corporate existence under the name Jupiter Gold Corporation.

In connection with the consummation of the Merger, each share of Outstanding Apollo Securities was cancelled and converted into the number of shares of Jupiter Common Stock equal to the Exchange Ratio. Following the Effective Time, the holders of Outstanding Apollo Securities right before the Effective Time, beneficially own 59.40% of Jupiter’s outstanding securities.

Filing of the Articles of Merger

On November 19, 2024, the parties to the Merger Agreement caused the Merger to be consummated by executing and filing Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, as provided under the BCA (the date and time of the filing of such Articles of Merger being the “Effective Time”).

Amended and Restated Certificate of Incorporation

As previously disclosed, in connection with the Merger, and pursuant to the Merger Agreement, the Articles of Incorporation of Jupiter were amended and restated in their entirety at the Effective Time through a filing with the Registrar of the Corporations of the Republic of the Marshall Islands, in order to, among other things, (i) increase the authorized share capital of the Surviving Corporation to 200,000,000 shares and (ii) increase the number of shares of authorized common stock of the Surviving Corporation to 190,000,000 shares (the “A&R Articles”). The A&R Articles are filed as Exhibit 1.1 hereto and incorporated by reference herein.

Amended and Restated Bylaws

As previously disclosed, in connection with the Merger, the Bylaws of Jupiter were amended and restated in their entirety at the Effective Time in order to, among other things, prescribe and clarify procedures relating to meetings of the shareholders of the Surviving Corporation, and are filed as Exhibit 1.2 hereto and incorporated by reference herein.

Exhibit Index

Exhibit	Description

1.1	Amended and Restated Articles of Incorporation of Jupiter Gold Corporation as filed with the Registrar of the Corporations of the Republic of the Marshall Islands on November 19, 2024

1.2	Amended and Restated Bylaws of Jupiter Gold Corporation Effective November 19, 2024

4.1

Agreement and Plan of Merger, dated October 31, 2024, between Jupiter Gold Corporation and Appollo Resources Corporation, as approved by the Registrar of the Corporations of the Republic of the Marshall Islands

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 22, 2024

By:	/s/ Marc Fogassa
Name:	Marc Fogassa
Title:	Chief Executive Officer

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